SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-held Company

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON NOVEMBER 30, 2017

Dear Shareholders,

The management of Braskem S.A. (“Braskem” or “Company”) hereby submits this management proposal (“Proposal”) related to the Extraordinary General Meeting of Braskem, which will be held on November 30, 2017, at 10:00 a.m., at the Company’s principal place of business located at Rua Eteno, nº 1.561, Camaçari/BA (“Meeting”), in compliance with the provision set forth in the Brazilian Securities Exchange Commission (“CVM”) Ruling No. 481, of December 17, 2009, as amended (“CVM Ruling 481”) and Law Nº. 6.404, of December 15, 1976, as amended (“Brazilian Corporation Law”).

Strictly in compliance with the corporate law and in line with our commitment of continuously seeking the best Corporate Governance practices, we invite the Shareholders to participate in the General Meeting that will address the agenda below, and which will take place on the date, time and location indicated above.

A. Matters of the Meeting Agenda and Management Proposal

1)     Ratification of the appointment and engagement of specialized company Apsis Consultoria e Avaliações Ltda. as the responsible for preparing the appraisal report at the book value of Braskem Petroquímica Ltda.’s (“BRK Petroquímica” or “Mergee”) net equity to be used in the merger of BRK Petroquímica into the Company ("Appraisal Report"):

We propose the ratification, by the General Meeting of the Company, of the appointment, by the management of Braskem, of specialized company APSIS Consultoria e Avaliações Ltda., enrolled in National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 27.281.922/0001-70 (“Apsis”), to prepare the appraisal report at book value of BRK Petroquímica’s net equity ("Appraisal Report").

The information required by Article 21 of CVM Ruling 481 is included in Exhibit I of this Proposal.

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2)     Evaluation and approval of the Appraisal Report:

We propose the approval of the Appraisal Report, with base date of August 31, 2017, which forms Exhibit II to this Proposal.

3)     Examination, discussion and voting of the terms and conditions of the "Protocol and Justification of the Merger of Braskem Petroquímica Ltda. into Braskem S.A." ("Protocol and Justification"), entered into on October 26, 2017, by the managers of the Company and of BRK Petroquímica, the purpose of which is the merger of BRK Petroquímica into the Company ("Merger") and the approval of the Merger proposed, in accordance with the Protocol and Justification:

We propose the approval of the Protocol and Justification, attached hereto as Exhibit III.

We propose the approval of the Merger, under the terms and conditions indicated in the Protocol and Justification (Exhibit III), with the consequent merger of BRK Petroquímica into Braskem, which will universally succeed Mergee, in all its rights and obligations.

Management informs that the Merger will not result in an increase to the net equity of Braskem, since all quotas of Mergee are directly owned by Braskem, which already has the consolidated registration of Mergee in its consolidated financial statements. Accordingly, Braskem's share capital will not be changed because of the Merger, and no new shares will be issued.

The main terms and conditions, as required by article 20-A of CVM Ruling 481 are described in Exhibit IV to this proposal.

4)     Because of the Merger proposed, approval of the complementation of clause 2 of the Company's Bylaws to include complementary activities performed only by BRK Petroquímica to the activities performed by the Company:

The origin and justification of the proposed amendment, its legal and economic effects, as well as the version of article 2 of the Company's Bylaws marked with the proposed amendments, pursuant to article 11, items I and II, of CVM Ruling 481, are included in Exhibit V of this Proposal.

Braskem’s minority shareholders will have no right to withdrawal because of a change in the Company's corporate purpose.

Such complements to the activities performed by Braskem do not entail a change in the business line nor do they substantially alter the Company's social role. Furthermore, it is also understood that, since these activities had been exercised until then by a company totally owned by Braskem, these functions were already exercised indirectly by the Company, through its subsidiary.

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Therefore, there is no right to withdraw due to a change in the corporate purpose under article 137 of the Brazilian Corporation Law.

5)     As a result of the conversion of shares exercised by minority shareholders holding class “B” preferred shares, the approval of the amendment to article 4 of the Company’s Bylaws in order to update the share capital:

The origin and justification of the proposed amendment, its legal and economic effects, as well as the version of article 4 of the Company's Bylaws marked with the proposed amendments, pursuant to article 11, items I and II, of CVM Ruling 481, are included in Exhibit V of this Proposal.

6)     Approval of the rectification of item “b” of article 39 of the Bylaws in order to align it with item “xx” of article 26 of the Bylaws.

The origin and justification of the proposed amendment, its legal and economic effects, as well as the version of article 39 of the Company's Bylaws marked with the proposed amendments, pursuant to article 11, items I and II, of CVM Ruling 481, are included in Exhibit V of this Proposal.

7)     Authorization to the managers of the Company so they may practice any acts required for the conclusion of the Merger and other approvals:

Once the Merger and other matters on the agenda have been approved, we propose that Braskem's management be authorized to practice any and all additional acts required to carry out the Merger and other decisions.

B. Shareholders’ Representation

The participation of the Shareholder in the Meeting may be done in person or by proxy duly established, and detailed guidelines regarding the documentation required for the representation are set forth in the Proposal, in the Call Notice for the Meeting disclosed on this date and in item 12.2 of the Company's Reference Form. Additional information of the participation in the Meeting is described below:

•      In person or through Power of Attorney: with a view to expediting the works of the Meeting, the Company's Management requests that the Shareholders file at the Company’s offices located at Rua Lemos Monteiro, 120, 22º andar, CEP 05501-050, São Paulo, SP, 72 hours prior to the date scheduled for the Meeting, the following documents:    (i) evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares, 8 days prior to the holding of the Meeting; (ii) power of attorney, duly compliant with the law, in case of proxy representation of the shareholder, with grantor’s signature certified by a notary public, notarization, consularization or apostille annotation (as the case may be) and sworn translation, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors' election (if any) and minutes of the Executive Office election if the shareholder is a legal entity; and/or (iii) with respect to shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. The shareholder or the legal representative thereof shall attend the Meeting in possession of the proper identification documents.

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However, it is worth stressing that, under paragraph 2 of article 5 of CVM Ruling 481, the shareholder that attends the meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

The Company shall not accept powers of attorney granted by shareholders by electronic means.

Finally, all the exhibits are detailed in this Proposal in accordance with the laws and regulations.

São Paulo, November 14, 2017.

The Management

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MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON NOVEMBER 30, 2017

EXHIBIT	PAGE
Exhibit I - Information about the Appraiser, as per Article 21 of CVM Ruling 481;	6

Exhibit I.1 - Apsis Work Proposal and Compensation;	8

Exhibit II - Appraisal Report;	9

Exhibit III - Protocol and Justification;	10

Exhibit IV - Main Terms and Conditions of the Merger, as per Article 20-A of CVM Ruling 481;	11

Exhibit IV.1 - Meeting of the Board of Directors of Braskem held on November 8, 2017;	18

Exhibit IV.2 - Meeting of the Audit Committee of Braskem held on November 8, 2017;	19

Exhibit IV.3 - Unaudited Financial Statements of Mergee of August 31, 2017;	20

Exhibit V - Report on the change and copy of clause 2, 4 and 39, of the Bylaws, containing, highlighted, the amendments proposed by the Management, in the form of a table, pursuant to article 11, items I and II, of CVM Ruling 481.	21

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MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON NOVEMBER 30, 2017

Exhibit I

INFORMATION ON THE APPRAISER

(as per Article 21 of CVM Ruling 481)

1.         List the appraisers recommended by the management

APSIS Consultoria e Avaliações Ltda., with its principal place of business at Rua da Assembleia, 35, 12º andar, Centro, in the City and State of Rio de Janeiro, enrolled in the CNPJ/MF under No. 27.281.922/0001-70 (“Apsis”).

2.         Describe the qualification of the recommended appraisers.

Apsis is a company specialized in the Brazilian market, with relevant dedication and specific methodology to transactions such as this Proposal.

Further details of the experience and individual qualification of such company is available in the Appraisal Report.

3.         Provide a copy of the work proposals and compensation of the recommended appraisers

See work proposal and compensation in Exhibit I.1 to this Proposal.

4.         Describe any relevant relationship existing in the last three (3) years between the recommended appraisers and the parties related to the Company, as defined by the accounting rules on the matter.

With respect to Apsis, except (i) the preparation of the BRK Petroquímica’s Appraisal Report; and (ii) the preparation of the appraisal reports listed below, contracted by the Company or by Odebrecht Utilities S.A., a party related to the Company, Apsis did not provide services of any nature to Braskem or any parties related to Braskem in the last three (3) years:

•                    Company:

•         Contracting of Apsis’ services for preparation of the Cetrel S.A.’s accounting and economic-financial appraisal report to determinate its economic values in order to comply with Article 256, subsection II, paragraph 2º, of Brazilian Corporation Law, as approved in the  Company’s general meeting held on September 29, 2017.

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•                    Odebrecht Utilities S.A:

•           Contracting of Apsis’ services for preparation of an accounting and economic-financial appraisal report to determinate Cetrel S.A.’s net equity at market value (2017); and

•           Contracting of Apsis’ services for preparation of an accounting and economic-financial appraisal report to determinate Cetrel S.A.’s income (2017).

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MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON NOVEMBER 30, 2017

EXHIBIT I.1

Apsis Work Proposal and Compensation

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Appraiser’s work proposal on the next page)

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MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON NOVEMBER 30, 2017

Exhibit II

APPRAISAL REPORT

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Appraisal Report on the following page)

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MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON NOVEMBER 30, 2017

Exhibit III

PROTOCOL AND JUSTIFICATION

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Protocol and Justification on the following page)

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MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON NOVEMBER 30, 2017

Exhibit IV

INFORMATION ABOUT THE MERGER
(Article 20-A of CVM Ruling 481)

In compliance with the provisions of article 20-A of CVM Ruling 481, the Company provides the following information for holding the extraordinary general meeting, to take place on November 30, 2017, at 10:00 am, at its headquarters:

1.    Protocol and Justification of the Merger, pursuant to Articles 224 and 225 of the Brazilian Corporation Law.

The "Protocol and Justification of the Merger of Braskem Petroquímica Ltda. into Braskem SA ", entered into on October 26, 2017 by the managers of Braskem and Mergee is included in Exhibit III to this Proposal.

2.         Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the surviving companies or resulting from the transaction, filed at the Company's principal place of business or of which the company's controlling entity is a party.

There are no other agreements, contracts and/or pre-contracts.

3.         Merger Description.

(a)    Terms and conditions

The proposed transaction consists of the merger of BRK Petroquímica into Braskem, with the transfer of all net assets of Mergee, appraised at its book value, to Braskem, which will universally succeed Mergee in all its assets, rights and obligations. obligations, with the consequent extinction of Mergee.

Upon the Merger, all shares representing the share capital of Mergee, which are directly owned by Braskem pursuant to article 226, paragraph 1, of the Brazilian Corporation Law, will be canceled.

In addition, since it is a merger of companies whose shares are wholly owned by the Company, the Merger will not result in an increase in Braskem's net equity. Therefore, since Braskem already has the consolidated registration of Mergee in its consolidated financial statements, it will not have its share capital altered because of the Merger, and there will be no issue of new shares.

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(b)    Obligations to indemnify: (i) the managers of any of the companies involved; and/or (ii) if the transaction is not consummated.

There are no obligations to indemnify.

(c)    Comparative table of the rights, advantages and restrictions of the shares of the companies involved or resulting before and after the transaction.

There will be no issue of new shares of Braskem because of the Merger, and all shares of Braskem (including common shares, A preferred shares and B preferred shares) will keep the same rights and advantages before and after the Merger.

The totality of Mergee’s shares shall be canceled with the Merger.

(d)    Possible need for approval by debenture holders or other creditors.

None.

(e)    In the event of a spin-off, the assets and liabilities that will form the assets and liabilities of each part.

Not applicable.

(f)     Intention of the surviving companies of obtaining registration of issuer of securities.

Not applicable.

4.         Plans for conducting social business, especially regarding specific corporate events intended to be promoted.

Braskem is currently engaged in the exploration and development of the chemical, petrochemical and plastic sectors, and will continue this engagement after the Merger, by means of the activities contained in its corporate purpose, keeping its registration as a publicly-held company.

5.         Analysis of the Following Aspects of the Transaction

(a)    Description of the main expected benefits, including: (i) synergies, (ii)tax benefits;  and (iii) strategic advantages.

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The purpose of the Merger is to simplify Braskem's current corporate structure by consolidating the activities of the Company and the Mergee, enabling the reduction of financial and operating costs and resulting in administrative, economic and financial benefits to Braskem, including: (i) rationalization and simplification of its corporate structure and, consequently, consolidation and reduction of combined operating expenses and costs; (ii) facilitation and simplification of the tax assets management; and (iii) better management of transactions, assets and cash flows, due to the combination of business resources and equity involved in the transaction of the Company and the Mergee.

(b)    Costs.

The management of the Company and the Mergee estimate that the Merger costs will be approximately, BRL3,000,000.00 (three million Reais), including expenses with publications, auditors, appraisers, lawyers and other contracted professionals.

(c)    Risk factors.

Braskem may face unforeseen difficulties of an operational, commercial, financial and contractual nature during the implementation of the expected integration of the Mergee's business, generating unforeseen losses or expenses or, furthermore, delaying and harming the expected returns with the Merger.

(d)    In the case of a related party transaction, possible alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded.

Not applicable.

(e)    Replacement ratio.

Not applicable.  Considering that Mergee’s shares are wholly owned by Braskem, no shares will be issued in replacement of the Mergee’s shares, which shall be canceled because of the Merger, as provided for in article 226, paragraph 1, of the Brazilian Corporation Law.

(f)     In transactions involving controlling companies, controlled companies or companies under common control.

(i)        Share replacement ratio calculated in accordance with article 264 of the Brazilian Corporation Law:  not applicable, since it is a merger of a company whose shares are fully owned by Braskem, the reason why no shares will be issued in replacement of Mergee’s shares, which shall be canceled because of the Merger, according to item "e" above.

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In addition, CVM waived the report of Article 264 of the Brazilian Corporation Law, based on CVM Resolution 559 of November 18, 2008, through Official Letter No. 316/2017/CVM/SEP/GEA-1.

(ii)       Detailed description of the trading process of the replacement ratio and other terms and conditions of the transaction:

Not applicable.

(iii)      If the transaction has been preceded, in the last twelve (12) months, by an acquisition of control or acquisition of interest in a controlling block:  (a) Comparative analysis of the replacement and price paid ratio on the acquisition of control; and (b) Reasons for any valuation differences in the different transactions:

Not applicable.

(iv)      Justification of why the replacement ratio is commutative, with a description of the procedures and criteria adopted to guarantee the commutativity of the transaction or, if the replacement ratio is not commutative, payment detail or equivalent measures adopted to ensure adequate compensation:

Not applicable.

6.         Copy of the minutes of all meetings of the board of directors, audit committee and special committees in which the transaction was discussed, including any dissenting votes.

The minutes of the Meetings of the Board of Directors and the Audit Committee of Braskem approving the Protocol and Justification are included in Exhibits IV.1 and IV.2 to this Proposal.

7.         Copy of studies, presentations, reports, statements, opinions or appraisal reports of those involved in the transaction made available to the controlling shareholder at any stage of the transaction.

The Appraisal Report is included in Exhibit II to this Proposal.

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7.1.          Identification of possible conflicts of interest between financial institutions, companies and professionals who may have prepared the documents mentioned in item 7 and the companies involved in the transaction.

None.

8.         Bylaws Project or changes to the bylaws of the companies resulting from the transaction.

The only change to the Bylaws of Braskem because of the Merger will be the change in Braskem's corporate purpose (Clause 2 of the Bylaws), due to the inclusion of certain complementary activities currently exercised through BRK Petroquímica. See Exhibit V to this Proposal to view the change.

There will be no withdrawal on account of such alteration, as already explained.

9.         Financial statements used for the purposes of the transaction, in accordance with the specific rule.

The unaudited Financial Statements of Mergee of August 31, 2017, are included in Exhibit IV.3 to this Proposal.

10.      Pro forma financial statements prepared for the purposes of the transaction, in accordance with the specific rule.

Not applicable.  Pursuant to article 10 of CVM Ruling 565, Braskem is a publicly-held company filed with CVM in category A and the Merger does not represent a dilution higher than five percent (5%), since there will be no issue of Braskem’s shares because of the Merger, and it does not entail an increase to the share capital of Braskem nor the dilution of its current shareholders.

11.      Document containing information on directly involved companies other than publicly-held companies.

(a)    Risk Factors, under the terms of items 4.1 and 4.2 of the Reference Form

Mergee’s risk factors are included and presented in items 4.1 and 4.2 of the Braskem’s Reference Form.

(b)    Description of the main changes in the risk factors occurred in the previous year and expectations regarding the reduction or increase in the risk exposure because of the transaction, pursuant to item 5.4 of the Reference Form.

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After the Merger, Mergee will be extinguished. There will be no reduction or increase in risk exposure because of the Merger.

(c)    Description of its activities, pursuant to items 7.1, 7.2, 7.3 and 7.4 of the Reference Form.

BRK Petroquímica is currently engaged in:  (i) industry, trade, development, import, export, transportation, representation and consignment of petrochemical products, as well as by-products, compounds and derivatives, such as polypropylene, polypropylene films, polyethylene, elastomers and their respective manufactured products; (ii) the free lease or loan of assets that are owned or possessed thereby as a result of a leasing agreement, provided that this is carried out as an ancillary activity to the corporate  purpose set forth in item (i) above;  (iii) the provision of services related to the activities above;  and (iv) participation, as partner or shareholder, in any company or undertaking in the same operating area of the Company, according to items I and II above.

(d)    Description of the economic group, pursuant to item 15 of the Reference Form.

BRK Petroquímica is part of the same economic group as the Company.

Description of the share capital of BRK Petroquímica, pursuant to item 17.1 of the Reference Form.

Date of authorization or approval	Capital amount (Reais)	Paying-up term	Number of shares: (Units)
Type of Capital	Capital Issued
07/15/2017	1,572,003,695.32	-	1,572,003,695
Type of Capital	Subscribed Capital
07/15/2017	1,572,003,695.32	-	1,572,003,695
Type of Capital	Paid-in Capital
07/15/2017	1,572,003,695.32	-	1,572,003,695

12.      Description of the capital and control structure after the transaction, pursuant to item 15 of the Reference Form.

There will be no change in the capital and control structure of Braskem after the Merger, since it is a merger of a company whose shares are fully owned by Braskem.

13.      Number, class, species and type of the securities of each company involved in the transaction held by any other companies involved in the transaction or by persons related to those companies, as defined by the rules addressing the public offering for the acquisition of shares.

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Braskem is the direct holder of all Mergee’s shares, whose current fully subscribed and paid up share capital is one billion, five hundred and seventy-two million, three thousand, six hundred and ninety-five Reais and thirty-two centavos (BRL 1.572.003.695,32), represented by one billion, five hundred and seventy-two million, three thousand, six hundred and ninety-five (1,572,003,695) shares.

14.      Exposure of any of the companies involved in the transaction, or persons related thereto, as defined by the rules addressing the public offering for the acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the transaction.

Not applicable.

15.      Report covering all the business carried out in the last six (6) months by the persons indicated below with securities issued by the companies involved in the transaction:

(a)    Companies involved in the transaction:

(i)     Private purchasing transactions: none.

(ii)    Private selling transactions: none.

(iii)   Purchasing transactions on regulated markets: none.

(iv)   Selling transactions on regulated markets: none.

(b)    Parties related to companies involved in the transaction:

(i)     Private purchasing transactions: none.

(ii)    Private selling transactions: none.

(iii)   Purchasing transactions on regulated markets: none.

(iv)   Selling transactions on regulated markets: none.

16.      Document by which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated pursuant to CVM Guidance Opinion No. 35 of 2008.

Not applicable.

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MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON NOVEMBER 30, 2017

Exhibit IV.1

Meeting of the Board of Directors of Braskem

Held on November 8, 2017

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Minutes of the Meeting of the Board of Directors of Braskem held on
November 8, 2017, on the following page)

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MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON NOVEMBER 30, 2017

Exhibit IV.2

Meeting of the Audit Committee of Braskem

Held on November 8, 2017

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Minutes of the Meeting of the Audit Committee of Braskem held on
November 8, 2017, on the following page)

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MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON NOVEMBER 30, 2017

Exhibit IV.3

Unaudited Financial Statements of the Mergee

of August 31, 2017

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Unaudited Financial Statements of the Mergee
of August 31, 2017, on the following page)

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MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON NOVEMBER 30, 2017

Exhibit V

Report on the Amendment and Copy of Clauses 2, 4 and 39 of the Bylaws, containing, highlighted, the amendments proposed by the Management, in the form of a table, as provided for in Article 11, items I and II of CVM Ruling 481.

CURRENT WORDING	PROPOSED WORDING	ORIGIN, JUSTIFICATION LEGAL AND ECONOMIC EFFECTS OF THE PROPOSED CHANGES

Clause 2

The purpose of the Company comprises:

a)            the manufacture, trade, import and export of chemical and petrochemical products and byproducts;

b)            production, distribution and commercialization of utilities such as: steam, water, compressed air, industrial gas, as well as the provision of industrial services;

c)            the production, distribution and trade of electric power for its own consumption and of other companies;

d)            the participation in other companies, pursuant to Law 6,404/76, as partner or shareholder; and

e)            the manufacture, distribution, trade, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG) and other petroleum byproducts.

Clause 2

The purpose of the Company comprises:

a)            the manufacture, trade, import and export of chemical and petrochemical products and byproducts;

b)            production, distribution and commercialization of utilities such as: steam, water, compressed air, industrial gas, as well as the provision of industrial services;

c)            the production, distribution and trade of electric power for its own consumption and of other companies;

d)            the participation in other companies, pursuant to Law 6,404/76, as partner or shareholder; ~~and~~

e)            the manufacture, distribution, trade, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG) and other petroleum byproducts;

f)             the transportation, representation and consignment of petrochemical products and by-products, compounds and derivatives, such as polypropylene, polypropylene films, polyethylene, elastomers and their respective manufactured products;

g)            the free lease or loan of assets that are owned or possessed thereby because of a commercial leasing agreement, provided that this is carried out as an ancillary activity to the main corporate purpose of the Company; and

h) the provision of services related to the activities above.

Origin and justification of the proposed amendment:

The change in the corporate purpose of Braskem is only for the purposes of inserting the activities provided by BRK Petroquímica today, which are not included in Braskem's current corporate purpose.

Legal and economic effects of the proposed amendments:

The Company does not anticipate any legal and economic effects that may materially affect any other shareholder or the Company itself since, at present, as they are activities provided by a subsidiary whose shares are wholly owned by the Company, they are indirectly carried out by Braskem.

Clause 4

The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos, (BRL 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and sixty-five thousand, two hundred and forty-eight (797,265,248) shares, composed of four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) common shares; three hundred and forty-five million, two thousand, nine hundred and seventy-eight (345,002,978) class “A” preferred shares; and five hundred and ninety-three thousand, six hundred and eighteen (593,618) class “B” preferred shares.

Clause 4

The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos, (BRL 8,043,222,080.50), divided into ~~seven hundred ninety-seven million, two hundred sixty-five thousand, two hundred forty-eight (797,265,248)~~seven hundred ninety-seven million, two hundred fifty-seven thousand, six hundred four (797,257,604) shares, composed of four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) common shares; ~~three hundred forty-five million, two thousand, eight hundred seventy-eight (345,002,878)~~three hundred forty-five million, ten thousand, six hundred twenty-two (345,010,622) class “A” preferred shares; and ~~five hundred ninety-three thousand, eight hundred eighteen (593,818)~~five hundred seventy-eight thousand, three hundred thirty (578,330)   class “B” preferred shares.

Origin and justification of the proposed amendment:

The amendment results from the exercise by the minority shareholders of the right to convert class "B" preferred shares into class "A" preferred shares, in the ratio of two (2) class "B" preferred shares for each class "A" preferred share. This is a faculty established by clause 6, paragraph 3, of the Company's Bylaws, so that the amendment to the Bylaws only reflects the result of the conversion.  For the purposes of this amendment, fifteen thousand, two hundred and eighty-eight (15,288) class "B" preferred shares were converted into seven thousand, six hundred and forty-four (7,644) class "A" preferred shares.

Legal and economic effects of the proposed amendments:

The Company does not foresee any legal and economic effects which may materially affect any other shareholder or the Company itself.

Clause 39

The Executive Office is prohibited from:

a) contracting loans at institutions other than banks that integrate the official or private banking network, in the Country or Abroad, except through the express authorization of the Board of Directors;

b) practicing acts of any nature regarding businesses or transactions foreign to the corporate purposes, such as the provision of guarantees for third party obligations, except to the wholly-owned controlled companies, or if expressly authorized by the Board of Directors.

Clause 39

The Executive Office is prohibited from:

a) contracting loans at institutions other than banks that integrate the official or private banking network, in the Country or Abroad, except through the express authorization of the Board of Directors;

b) practicing acts of any nature regarding businesses or transactions foreign to the corporate purposes, such as the provision of guarantees for third party obligations, except to the ~~wholly-owned~~ controlled companies, or if expressly authorized by the Board of Directors.

Origin and justification of the proposed amendment:

The proposed amendment is only intended to establish that the executive office may authorize the granting of guarantees for the obligations of companies controlled by the Company, and not only the wholly-owned subsidiaries, in line with the provisions of clause 26, item XX of the Company's Bylaws.

Legal and economic effects of the proposed amendments:

The Company does not foresee any legal and economic effects which may materially affect any other shareholder or the Company itself.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.